



SECU 02018037)MMISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 16482

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1-1-01___ AND ENDING ___12-31-01___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ocean State Securities, Inc.

RECD S.E.C.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)5 2002

FIRM ID. NO.

349 Fischer Circle   613
(No. and Street)

Portsmouth   RI   02871
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George W. Glover   401-846-4100
                                              (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANNIN, Joseph A.
(Name — if individual, state last, first, middle name)

163 Aquidneck AVE   Middletown   RI   02842
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☐ Certified Public Accountant
☒ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 15 2002

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                         contained in this form are not required to respond unless the form displays
                         a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____George W. Glover_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Ocean State Securities, Inc._____, as of _____December 31_____, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____NONE_____

_____

_____

_____
Signature

_____
Notary Public

X 10-3-05

President/CEO
_____
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ ~~(m) A copy of the SIPC Supplemental Report.~~
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH A. DANNIN

PUBLIC ACCOUNTANT

ENROLLED TO PRACTICE BEFORE INTERNAL REVENUE SERVICE

163 AQUIDNECK AVENUE
P.O. BOX 4639
MIDDLETOWN, RHODE ISLAND 02842

FINANCIAL STATEMENT
  PREPARATION
TAX RETURNS
PAYROLLS
BOOKKEEPING

TELEPHONE
(401) 847-6575
FAX
(401) 848-5780

January 21, 2002

Securities and Exchange Commission
Washington, DC 20549

Re: Ocean State Securities, Inc.

Gentlemen:

I have examined the Statements of Assets and Liabilities and Investment Portfolio of Ocean State Securities, Inc. as of December 31, 2001 and related statements of Income and Expenses and changes in new assets for the period then ended. My examination was made in accordance with generally accepted auditing standards and included such tests of accounting necessary in the circumstances.

Verification by outside sources was made of the checking account balance and savings accounts. Verification of the computation of the ratio of aggregate indebtedness to net capital at the audit date and reviewing the procedures followed in making the periodic computations required under the provisions of Rule 17-a-3-(a) (11) were made and a copy is so enclosed.

The audit was designed in such a manner as to provide me with reasonable assurance of the discovery of any material inadequacies in the accounting system, the internal accounting control procedures for safeguarding securities and of the procedures followed in complying with Rule 17-a-13, which are existing at the date of the audit. Under this system I found that there are no material inadequacies existing in any way.

In my opinion such financial statements present fairly the financial position of Ocean State Securities, Inc. at December 31, 2001 and the results of its operations for the period then ended, in conformity with generally accepted accounting principles.

Yours very truly,

Joseph A. Dannin

Joseph A. Dannin

OCEAN STATE SECURITIES, INC.
December 31, 2001

STATEMENT OF FINANCIAL CONDITION

Current Assets

Cash-Checking account	$6,053.76	
Cash-Checking account	0.00	
Investment account	4,591.50	
Commissions Receivable	1,180.02	
	==========	
Total Current Assets		11,825.28

Fixed Assets

Furniture & Fixtures	528.94	
Less: Accumulated Depreciation	528.93	
Total Fixed Assets		0.00
Total Assets		11,825.28
		==========

Current Liabilities

Commissions Payable	2,515.11	
Total Current Liabilities		2,515.11
Total Liabilities		2,515.11
Net Worth		9,310.17
Total Liabilities and Net Worth		11,825.28
		==========

OCEAN STATE SECURITIES, INC.
December 31, 2001

STATEMENT OF INCOME AND LOSS FOR THE TWELVE MONTHS ENDED December 31, 2001

Income

Commissions Received	$245,709.70
Interest Received	163.68
Total Income	$245,873.38

Expenses

Depreciation	0.00
Bank Charges	(26.32)
Insurance	860.75
Legal & Accounting	350.00
Miscellaneous	0.00
Printing & Stationery	1,565.27
Sales Commissions	242,423.72
Supplies	0.00
Local Taxes	12.00
State Taxes	300.00
Telephone	936.42
Dues	1,641.00
Total Expenses	$248,062.84
Net Profit	($2,189.46)

OCEAN STATE SECURITIES, INC.
December 31, 2001

STATEMENT OF CHANGES IN FINANCIAL CONDITION

	12/31/00	12/31/01	+(-)
Cash-Checking	8,406.90	6,053.76	(2,353.14)
Cash-Checking	0.00	0.00	0.00
Investment Account	4,427.82	4,591.50	163.68
Commissions Receivable	25.93	1,180.02	1,154.09
Furniture & Fixtures	0.00		0.00
Total	$12,860.65	$11,825.28	($1,035.37)
	==========	==========	==========
Commissions Payable	5,308.77	2,515.11	(2,793.66)
Net Worth	7,551.88	9,310.17	1,758.29
Total	$12,860.65	$11,825.28	($1,035.37)

OCEAN STATE SECURITIES, INC.
December 31, 2001

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

Balance December 31, 2000	$7,551.88
Profit 12/31/00 to 12/31/01	(2,189.46)
Excess of Commissions Receivable over Commissions Payable (Net)	3,947.75
Balance December 31, 2001	9,310.17
	===========

OCEAN STATE SECURITIES, INC.
December 31, 2001

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

	Balance 12/31/00	Balance 12/31/01
Subordinated Liabilities	NONE ==========	NONE ==========

OCEAN STATE SECURITIES, INC.
December 31, 2001

SECURITIES - INVESTMENT ACCOUNT

Oppenheimer Money Market F   4,591.50

ASSETS-LIABILITIES; AGGREGATE INDEBTEDNESS; NET CAPITAL 12/31/01

Assets

Cash-Checking	$6,053.76
Cash-Checking	0.00
Investment Account	4,591.50
Commissions Receivable	1,180.02
	$11,825.28

Non-Allowable	
Furniture & Fixtures	0.00
	===========
	$11,825.28

Liabilities
Commissions Payable	2,515.11

Capital
Capital Stock	$12,834.72
Profit & Loss(c\Cash Basis_	(2,189.46)
Profit & Loss (Accrual Basis)	(1,335.09)
Total Capital	$9,310.17
	===========
Total Liabilities & Capital	$11,825.28

Net Capital Computation
Net Worth	9,310.17
Less Non Allowable Asset	0.00
Current Capital	9,310.17
Less Haircut on Investment Account @ 2%	91.83
	===========
Net Capital	$9,218.34
Net Capital Required	$5,000.00
Net Capital to Meet 120% Rule	6,000.00
Allowable Aggregate Indebtedness (15:1)	$138,275.10
Actual Indebtedness	2,515.11

OCEAN STATE SECURITIES, INC.
December 31, 2001

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3

Ocean State Securities, Inc. is exempt from the reserve bank account requirements under Rule 15c3-3 by meeting all the requirements under Paragraph (k).

OCEAN STATE SECURITIES, INC.
December 31, 2001

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15C3-3

Ocean State Securities, Inc. is exempt from all the possession or control requirements under Rule 15c3-3 paragraph (k).

OCEAN STATE SECURITIES, INC.
December 31, 2001

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

ITEM (1)

There are no differences between the computation of Net Capital computed by Ocean State Securities, Inc. and that of the Auditor.

OCEAN STATE SECURITIES, INC.
December 31, 2001

RECONCILIATION PURSUANT TO RULE 17A-5(d) (4)

There are no material differences existing between this audit and the Focus Report X-17A5, Part 11A for the quarterly period ending December 31, 2001.

OCEAN STATE SECURITIES, INC.
December 31, 2001

BANK RECONCILIATION
NEWPORT FEDERAL SAVINGS BANK 02-6006928

Checking Account Balance 12-31-2000	$8,406.90
Deposits	251,304.40
Total	259,711.30
Disbursements	253,657.54
Checking Account Balance 12-31-2001	$6,053.76
	===========

OCEAN STATE SECURITIES, INC.
December 31, 2001

STOCKS AND BONDS

<u>Stock</u>	<u>Account #</u>	<u>Balance</u>
Oppenheimer Money Market Fund	200-2006610670	4,591.50

OCEAN STATE SECURITIES, INC.
December 31, 2001

STATEMENT OF COMMISSIONS RECEIVABLE AND PAYABLE

	Receivable	Payable	Net Difference
Glover	185.21	1,634.29	(1,449.08)
Ingegneri	869.22	780.58	88.64
Becotte	125.59	100.24	25.35
	==========	==========	==========
	1,180.02	2,515.11	(1,335.09)

OCEAN STATE SECURITIES, INC.
December 31, 2001

Ocean State Securities, Inc. is not proposing to withdraw any capital or subordinating capital within the next six(6) months.